

Vidya Dinamani · 2nd

Chief Product Officer / Product Coach / Author of Groundwork / Co-Founder of lash.live

San Diego, California, United States · 500+ connections ·

Contact info

 **Product Rebels**

 **Carnegie Mellon University**

Providing services
Management Consulting, Business Consulting, Executive Coaching, Leadership Development, Product Marketing, Market Research, Pricing Strategy, and Training
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Featured



Launched Nov 2020
amazon.com



Product Rebels - YouTube
youtube.com



Tools & T
Groundwo

Groundwork: Get Better at Making Better

Fight for your customers' right to a kick-ass

Download

Activity

4,799 followers



We're rooting for you Rebecca!
Vidya commented



so fun hanging with you all!!
Vidya commented



Not too late to join tonight's #GeneralAssembly event sponsored b...
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We had a lot of fun talking to Chad McAllister, PhD from about being...
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Experience



Founder & Partner
Product Rebels
2016 – Present · 5 yrs
Greater San Diego Area

We work with product leaders, founders and product teams (at all levels) to fundamentally change the way they work to make fast, impactful and effective customer-driven decisions with measurable outcomes. We do this through our signature training curriculum - 3 hours per week for six weeks to transform the way product teams work.

In addition, we help company's of all sizes, and executive teams around the world establish innovation teams & world-class practices through practical, hands-on workshops and coaching. We have a unique 6-week "Design Thinking for Product Managers" work ...see more

Chief Product Officer / Co-Founder
Lash.Live
Oct 2018 – Present · 2 yrs 7 mos
San Diego, California, United States

Lash.Live is a live action selling platform. We enable sellers and shoppers to connect on a dynamic, connected platform. We have over 30k+ shoppers that love the incredible community we've built over the past two years. Our sellers have a new (additive) revenue stream, and they love connecting directly with their buyers. We're making shopping fun again!



Founder & Partner

adastra.ventures

Jan 2018 – Present · 3 yrs 4 mos

Greater San Diego Area

adastra.ventures serves to help scale and grow female-led startups through applying a proprietary curriculum. We invest in our portfolio businesses and pay particular attention to enabling female leaders to thrive through our frameworks and curriculum.

...see more



Mitchell International

4 yrs 2 mos

VP, Innovation & Design

Jan 2014 – Oct 2015 · 1 yr 10 mos

San Diego

Established and grew Innovation team to focus on new growth products, and developed Innovation Framework, Metrics and Process. Accountable for design for portfolio of company products.

VP, Product Management & Marketing

Sep 2011 – Dec 2013 · 2 yrs 4 mos

San Diego

Led team of 25 Product Managers, Marketing managers, Business Analysts, Program, Project, Technical Managers. Responsible for agile transformation, product vision/roadmap, new partner integrations, segmentation & pricing.



Intuit

10 yrs 10 mos

Director, Product & Customer Experience Development

Nov 2006 – Aug 2011 · 4 yrs 10 mos

Lead cross-functional product development for TurboTax online and desktop products, as well as social and mobile applications.

Director, Business Operations

Nov 2004 – Oct 2006 · 2 yrs

Established business operations team – consolidating business analysis, technology operations and business intelligence functions.

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Education

Carnegie Mellon University
Masters, Business Administration and Management, summa cum laude

Victoria University of Wellington
BS, Physics

Licenses & certifications

Instructor
LUMA Institute

Net Promoter Associate
Satmetrix

Volunteer experience

Lead Organizer
Product Tank San Diego
Jan 2017 – Present • 4 yrs 4 mos

Created local chapter of ProductTank, and have grown community to over 1500 people that are involved in products. I lead the volunteer organization, solicit companies as hosts for the bimonthly events, bring together speakers and help connect people to product-related opportunities.

President of Board / CCA Foundation
Canyon Crest Academy
Jul 2020 – Present • 10 mos
Education

The Canyon Crest Academy Foundation is a non-profit organization dedicated to realizing CCA's educational programs and priorities through financial, volunteer and community support.

The mission of the Canyon Crest Academy Foundation is to enrich the experience of every student, every day.

Mentor

GrowthMentor

Sep 2020 – Present • 8 mos

Science and Technology

GrowthMentor is a platform that offers 1-1 calls with expert, experienced mentors.

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